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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                  FORM 11-K
                                ANNUAL REPORT


                          Pursuant to Section 15 (d)

                    of the Securities Exchange Act of 1934

                     for the year ended December 31, 1993

        AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN - PUERTO RICO
                           (Full title of the Plan)


                      AMERICAN HOME PRODUCTS CORPORATION
         (Name of Issuer of the securities held pursuant to the Plan)


                              Five Giralda Farms
                          Madison, New Jersey  07940
                   (Address of principal executive office)




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



                                  SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   AMERICAN HOME PRODUCTS CORPORATION




                                   By:
                                        John R. Considine
                                        Vice President - Finance


Date June 23, 1994

                                  SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the American Home Products Corporation Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              AMERICAN HOME PRODUCTS CORPORATION
                              SAVINGS PLAN - PUERTO RICO



                              By:
                                   Thomas M. Nee
                                   Chairman of the American Home
                                   Products Corporation Savings
                                   Plan Committee


Date:  June 23, 1994

                      AMERICAN HOME PRODUCTS CORPORATION

                          SAVINGS PLAN - PUERTO RICO

                             FINANCIAL STATEMENTS

                           AS OF DECEMBER 31, 1993

            TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
























EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER - 060

                      AMERICAN HOME PRODUCTS CORPORATION
                          SAVINGS PLAN - PUERTO RICO
                              DECEMBER 31, 1993

                                    INDEX




                                                            PAGE

Report of Independent Public Accountants                      6

Statement of Net Assets Available for
  Plan Benefits as of December 31, 1993                       7

Statement of Changes in Net Assets Available
  for Plan Benefits for the Year Ended
  December 31, 1993                                           8

Notes to Financial Statements as of
  December 31, 1993                                         9 - 12

Item 27a - Schedule of Assets Held for
  Investment Purposes - Combined Funds as of
  December 31, 1993                                           13

Item 27d - Schedule of Reportable Transactions -
  Combined Funds for the year ended December 31, 1993         14

Consent of Independent Public Accountants                     15

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Participants and Savings Plan Committee of the American Home Products Corporation Savings Plan - Puerto Rico:

We have audited the accompanying statement of net assets available for plan benefits of the American Home Products Corporation Savings Plan - Puerto Rico as of December 31, 1993, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1993. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the American Home Products Corporation Savings Plan - Puerto Rico as of December 31, 1993, and the changes in net assets available for plan benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                   ARTHUR ANDERSEN & CO.
New York, New York
June 23, 1994

                      American Home Products Corporation Savings Plan - Puerto Rico
                           Statement of Net Assets Available for Plan Benefits
                                            December 31, 1993



                                                                                Fidelity
                                     Interest      AHPC Common  Fidelity        U.S. Equity
                                     Income Fund   Stock Fund   Balanced Fund   Portfolio   Total Funds

Plan Assets

Cash and Cash Equivalents                -          $    589        -             -         $      589

Investments at Market Value              -           703,768    $465,313      $519,102       1,688,183

Group Annuity Contract, at
 contract value                        $629,769         -           -             -            629,769

Receivable from American Home
 Products Corporation                    45,537       40,809      30,560        42,102         159,008

Other Receivables                         4,244         -           -              542           4,786

Net Assets Available for Plan Benefits $679,550     $745,166    $495,873      $561,746      $2,482,335



The accompanying notes to financial statements are an integral part of this statement.

                      American Home Products Corporation Savings Plan - Puerto Rico
                      Statement of Changes in Net Assets Available for Plan Benefits
                                   For the Year Ended December 31, 1993

                                                                                Fidelity
                                    Interest      AHPC Common     Fidelity      U.S. Equity
                                    Income Fund   Stock Fund      Balanced Fund Portfolio   Total Funds

Participant Contributions             $ 495,183     $ 470,062      $ 363,973    $ 385,044   $1,714,262

Employer Contributions                  173,836       265,852        120,858      162,629      723,175

     Total contributions                669,019       735,914        484,831      547,673    2,437,437

Cash Dividends on Investments              -           13,031         25,174       12,001       50,206
Interest on Group Annuity Contracts
  and Cash Equivalents                   15,802           569              3           65       16,439

     Total investment income             15,802        13,600         25,177       12,066       66,645


Realized/Unrealized Gains (Losses)         -            3,719         (6,012)       7,819        5,526

Withdrawals                              (5,271)       (8,067)        (8,123)      (5,812)     (27,273)

Net Increase in Net Assets              679,550       745,166        495,873      561,746    2,482,335

Net Assets Available for Plan Benefits
   - January 1, 1993                       -             -              -            -            -

Net Assets Available for Plan Benefits
   - December 31, 1993                 $679,550      $745,166       $495,873     $561,746    $2,482,335


The accompanying notes to financial statements are an integral part of this statement.

                      AMERICAN HOME PRODUCTS CORPORATION
                          SAVINGS PLAN - PUERTO RICO
                         NOTES TO FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 1993


NOTE 1 - PLAN DESCRIPTION

The following description of the American Home Products Corporation Savings Plan - Puerto Rico (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

A.  General

The Plan, a defined contribution profit-sharing plan, was approved and adopted by the Board of Directors of American Home Products Corporation ("AHPC" or the "Company") on November 19, 1992 and became effective on January 1, 1993. Full or part-time employees of the Company and its participating subsidiaries who reside in Puerto Rico and are not a member of a recognized collective bargaining unit are eligible to participate in the Plan after attaining age 21 and completing one year of continuous service in which they have completed at least 1,000 hours of service with the Company for which they work. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code.

B.  Contributions

A participant may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of the participant's compensation (as defined in the Plan). Contributions can be made on a before-tax basis ("salary deferral contributions"), an after-tax basis ("after-tax contributions"), or a combination of both. Salary deferral contributions are subject to an annual limitation of the lessor of 10% of compensation or $7,000. AHPC will contribute in cash to each participant's account an amount equal to 50% of the first 6% of the participant contributions to the Plan.

C.  Vesting and Separation From Service

A participant is fully vested at all times in amounts in salary deferral and after-tax contribution accounts. A participant is also fully vested in Company matching contributions if the participant has at least five years of continuous service, as defined by the Plan. If a participant has less than five years of continuous service, such participant becomes vested in their matching contributions account according to the following vesting schedule:
                                              Vesting
       Years of Continuous Service           Percentage

          1 year completed                       0%
          2 years completed                     25%
          3 years completed                     50%
          4 years completed                     75%

Regardless of the number of years of continuous service, a participant shall be fully vested and receive funds attributable to their matching contribution account upon reaching their 65th birthday or upon death, if earlier.

In the event a participant's employment with AHPC is terminated prior to full vesting, they shall receive the vested portion. The non-vested portion of such account is forfeited and becomes available to AHPC to satisfy future Company matching contributions.

D.  Withdrawals

A participant is entitled to withdraw all or any portion of their account attributable to after-tax contributions. A participant may make full or partial withdrawals of funds in any of their accounts on attaining age 59 1/2 or for financial hardship before that age. Participants may qualify for hardship withdrawals if they have an immediate and heavy financial need, as defined in the Plan, and have no other funds readily available to meet that need. Participants are limited to one hardship and one non-hardship (e.g. after age 59 1/2 or from the participant's after-tax contribution account) withdrawal each year.

E.  Loans

The ability of participants to borrow funds from the plan has been suspended pending further clarification of Puerto Rican Tax Act No. 17 from the Puerto Rico Department of Labor. As of December 31, 1993 there are no loans outstanding.


NOTE 2 -  ACCOUNTING POLICIES

Investment Valuation

AHPC's common stock is recorded at the fair market value at December
31. Units of participation in the Fidelity Balanced Fund and the Fidelity U.S. Equity Portfolio are recorded at their published net asset value at December 31. The group annuity contract comprising the Interest Income Fund is recorded at contract value (cost plus accrued interest) based upon information supplied by the Trustee, which approximates fair value.

Administrative Costs

All costs and expenses of administering the Plan are paid by AHPC.

Receivable from American Home Products Corporation

The receivable from AHPC at December 31, 1993 represents contributions withheld from employees but not remitted to the Trustee until January 1994.

NOTE 3 - INVESTMENTS

A participant can elect to have amounts credited to their account invested in any of four investment funds. Elections must be made in multiples of 25% in such a way that the combination of share percentages totals 100%. A participant may transfer all, or any part, of the value of their account invested in any of the investment funds to another fund in multiples of 25%.

The four investment funds are:

A. AHPC Common Stock Fund - consists primarily of AHPC common stock. Purchases and sales of AHPC common stock are made in the open market. Participants have full voting rights for shares purchased at their direction under the Plan.

B. Interest Income Fund - is invested in a group annuity contract issued by a major life insurance company which pays a specified rate of interest for a fixed period of time and repays principal at maturity. The fund and its contract are not guaranteed by the Company or any other institution. However, the AHPC Savings Plan Committee (the "Committee") has established guidelines that provide that contracts be placed with companies rated AA or higher by Moody's and Standard & Poors. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund.

C. Fidelity Balanced Fund - consists of units invested in a mutual fund managed by Fidelity Management & Research Company which is invested in high yielding securities, including common stocks, preferred stocks and bonds with at least 25% of the Fund's assets in fixed income senior securities.

D. Fidelity U.S. Equity Portfolio - consists of units invested in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the total return performance of the companies that make up the Standard & Poor's 500 Index.


NOTE 4 - MANAGEMENT OF THE PLAN

The Plan is administered by the Committee, which is appointed by the Board of Directors of AHPC. Banco Popular de Puerto Rico is the
Plan's Trustee. Towers, Perin, Forster & Crosby acts as recordkeeper of the participant accounts.

NOTE 5 - INCOME TAX STATUS

Puerto Rico

The Plan is designed to be a qualified profit-sharing plan under
Section 165(a) of the Puerto Rico Income Tax Act of 1954 (the "Act") and the trust established under the Plan is intended to be tax-exempt under Section 165(a) of the Act. The Company has obtained from the Puerto Rico Treasury Department a favorable determination that the Plan and the trust, as adopted, meet the requirements of the Act. The principal income tax consequences of participation in the Plan, under present law and proposed regulations, are discussed in the Plan agreement and the Plan Prospectus.


Federal Income Tax Status

The Plan does not constitute a qualified profit-sharing plan under the provisions of Section 401(a) of the Internal Revenue Code (the "Code") and the "cash and deferred arrangement" incorporated in the Plan is not intended to qualify under Section 401(k) of the Code. Pursuant to
Section 1022 (i)(1) of ERISA, however, the trust established thereunder is exempt from Federal income tax under Section 501(a) of the Code. An individual who is a bona fide resident of Puerto Rico during the entire taxable year will not be subject to any Federal income tax on income derived from sources within Puerto Rico. Additional Federal income tax consequences are set forth in the Plan agreement.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

        American Home Products Corporation Savings Plan - Puerto Rico
                                Combined Funds
                      Item 27a - Schedule of Assets Held
                           for Investment Purposes
                           as of December 31, 1993

                 Employer Identification Number - 13-2526821
                              Plan Number - 060


Number of
Shares or                                                 Market
Par Value          Description               Cost          Value


10,869  American Home Products Corp.
          Common Stock                      $691,426      $703,768


 N/A    John Hancock Mutual Life Insurance
          GAC 5.80% Due 6/28/96              629,769       629,769


34,751  Fidelity Balanced Fund               471,183       465,313


30,541  Fidelity U.S. Equity
          Portfolio                          511,283       519,102
























The accompanying notes to financial statements are an integral part of this schedule.

        American Home Products Corporation Savings Plan - Puerto Rico
                Item 27d - Schedule of Reportable Transactions
                              Combined Funds (A)
                     For the year ended December 31, 1993
                 Employer Identification Number - 13-2526821
                              Plan Number - 060



                                                         Market
                         Purchase   Selling    Cost of   Value      Net Gain
  Description            Price      Price      Asset     of Asset   or Loss

American Home Products
  Corp. Common Stock
  22 Purchases           $704,949   $   -     $704,949   $704,949   $   -

John Hancock Mutual
  Life Insurance
  GAC 5.80% Due 6/28/96
  20 Purchases            648,032       -     648,032      648,032      -
   1 Sale                  31,469       -      31,469       31,469      -

Fidelity Balanced Fund
  22 Purchases            456,725       -     456,725      456,725      -

Fidelity Equity Portfolio
  21 Purchases            505,488       -     505,488       505,488     -



















(A)       Reportable transactions include transactions in excess of 5% of the value of the first contribution to the Plan.




The accompanying notes to financial statements are an integral part of this schedule.

                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the American Home Products Corporation previously filed Form S-3 Registration Statement No. 33-45324 and Form S-8 Registration Statements No. 2-96127, 33-14458, 33-45970, 33-50149, 33-24068,
33-41434 and 33-55456.



                                        ARTHUR ANDERSEN & CO.
New York, New York
June 27, 1994